SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 18, 2022

POEMA GLOBAL HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	001-39844 (Commission File Number)	98-1561530 (I.R.S. Employer Identification No.)

101 Natoma St., 2F San Francisco, CA United States of America (Address of principal executive offices)		94105 (Zip Code)

+1 415 432 8880

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	PPGH.U	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	PPGH	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PPGHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

As previously announced, on September 16, 2021, Poema Global Holdings Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands (“Poema Global”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gogoro Inc., an exempted company incorporated with limited liability under the laws of Cayman Islands (“Gogoro”), Starship Merger Sub I Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of Gogoro (“Merger Sub”) and Starship Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of Gogoro (“Merger Sub II”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, (i) Merger Sub will merge with and into Poema Global (the “First Merger”), with Poema Global surviving the First Merger as a wholly owned subsidiary of Gogoro, and (ii) Poema Global will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, collectively, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Gogoro (the “Business Combination”). Concurrently with the execution of the Merger Agreement, certain investors (the “PIPE Investors”) entered into share subscription agreements pursuant to which the PIPE Investors committed to subscribe for and purchase 25,732,000 ordinary share of Gogoro (“Gogoro Ordinary Share”) subject to the satisfaction or waiver of certain customary closing conditions at $10.00 per share for an aggregate purchase price of $257,320,000.

On January 18, 2022, Hero MotoCorp, Engine No. 1 and another investor (the “Additional PIPE Investors”) entered into additional share subscription agreements (each, an “Additional PIPE Agreement”) pursuant to which the Additional PIPE Investors have committed to subscribe for and purchase 2,750,000 Gogoro Ordinary Share at $10.00 per share for an aggregate purchase price of $27,500,000 (the “Additional PIPE Financing”).

Under the Additional PIPE Agreements, the obligations of the parties to consummate the Additional PIPE Financing are subject to the satisfaction or waiver of certain customary closing conditions including, among others, (i) the absence of a legal prohibition on consummating the Additional PIPE Financing, (ii) all conditions precedent under the Merger Agreement having been satisfied or waived, (iii) the accuracy of representations and warranties in all material respects and (iv) material compliance with covenants.

The form of the Additional PIPE Agreements is attached hereto as Exhibit 10.1, and is incorporated herein by reference, and the foregoing description of the Additional PIPE Financing is qualified in its entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The Gogoro Ordinary Shares to be offered and sold in connection with the Additional PIPE Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01	Regulation FD Disclosure.

On January 18, 2022, Poema Global and Gogoro issued a joint press release announcing the Additional PIPE Financing. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Poema Global and Gogoro. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including expectations related to the Additional PIPE Financing and terms of the Business Combination are forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this Current Report, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the Business Combination initially filed by Gogoro with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2021, as amended, and other documents filed, or to be filed, by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Business Combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the Merger Agreement, the occurrence of any event that could give rise to the termination of the Merger Agreement, the ability to recognize the anticipated benefits of the Business Combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form F-4, as amended, and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this Current Report represent the views of Poema Global and Gogoro as of the date of this Current Report. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this Current Report.

Important Additional Information Regarding the Business Combination and Where to Find It

In connection with the Business Combination, Gogoro has filed a registration statement on Form F-4 with the SEC, which includes a preliminary prospectus with respect to Gogoro’s securities to be issued in connection with the Business Combination and a preliminary proxy statement with respect to the shareholder meeting of Poema Global to vote on the Business Combination. Shareholders of Poema Global and other interested persons are encouraged to read the preliminary proxy statement/prospectus, as amended, and, when available, the definitive proxy statement/prospectus, as well as other documents filed, or to be filed, with the SEC, because these documents contain, or will contain, important information about Poema Global, Gogoro and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of Poema Global as of a record date to be established for voting on the Business Combination. Once available, shareholders of Poema Global will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary proxy statement/prospectus and, when available, the definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this Current Report under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the Business Combination is set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC, as amended, and when available, will be set forth in the definitive proxy statement/prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

10.1	Form of Additional PIPE Agreements
99.1	Joint Press Release issued by Poema Global Holdings Corp. and Gogoro Inc. on January 18, 2022
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 18, 2022	Poema Global Holdings Corp.

	By:	/s/Homer Sun
	Name:	Homer Sun
	Title:	Chief Executive Officer

Exhibit 10.1

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on January 18, 2022, by and among Gogoro Inc., a Cayman Islands company (the “Company”), Poema Global Holdings Corp., a Cayman Islands exempted company (the “SPAC”), and the undersigned subscriber (“Subscriber”).

WHEREAS, on September 16, 2021, the Company and the SPAC entered into an Agreement and Plan of Merger pursuant to which (and subject to the terms and conditions to be set forth therein) (i) Starship Merger Sub I Limited, an exempted company incorporated with limited liability under the Laws of Cayman Islands and newly formed, wholly-owned subsidiary of the Company (“Merger Sub I”) will merge with and into the SPAC, with the SPAC surviving the merger as a wholly-owned subsidiary of the Company (the “First Merger”, and the SPAC surviving the First Merger, the “Surviving Entity”); and (ii) immediately following the consummation of the First Merger and as part of the same overall transaction, the Surviving Entity will merge with and into Starship Merger Sub II Limited, an exempted company incorporated with limited liability under the Laws of Cayman Islands and wholly-owned subsidiary of the Company (“Merger Sub II”), with Merger Sub II surviving and the Company becoming a public reporting entity (such agreement as entered into, amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement,” and the transactions contemplated by the Merger Agreement, collectively, the “Transaction”), and in consideration therefor, the Company will issue ordinary shares of the Company, par value $0.0001 (the “Shares”), to certain of the SPAC shareholders;

WHEREAS, in anticipation of and in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, that number of Shares, set forth on the signature page hereto (the “Subscribed Shares”) for a per share purchase price equal to $10.00 (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and

WHEREAS, the Company has entered into and may enter into separate subscription agreements (the “Other Subscription Agreements”) with certain other investors (the “Other Subscribers”, and together with the Subscriber, the “Subscribers”), which are on substantially the same terms as the terms of this Subscription Agreement, pursuant to which the Company has agreed to issue and sell, and the Subscribers have agreed, severally and not jointly, to purchase on the closing date of the Transaction (the “Closing Date”), the Shares at the Per Share Price.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.            Subscription. Subject to the terms and conditions hereof, Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company the number of Shares set forth on the signature page of this Subscription Agreement. Subscriber acknowledges and agrees that the Company reserves the right to accept or reject Subscriber’s subscription for the Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by the Company only when this Subscription Agreement is signed by a duly authorized person by or on behalf of the Company; the Company may do so in counterpart form. Upon partial acceptance by the Company (i) the Purchase Price shall be reduced proportionally based on the Per Share Price; and (ii) the term “Subscribed Shares” shall refer to such number of Shares accepted by the Company pursuant to the second sentence of this Section 1. Such subscription and issuance described in the foregoing of this Section 1 is referred to as the “Subscription”.

2.            Closing.

a.            The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the Closing Date immediately prior to, and is contingent upon, the consummation of the Transaction and the terms and conditions of this Subscription Agreement.

b.            At least five (5) Business Days (as defined below) before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date, (ii) the wire instructions for delivery of the Purchase Price to the Company and (iii) whether the Company elects to exercise its right to reduce the number of Subscribed Shares pursuant to the proviso in Section 1 of this Subscription Agreement. No later than three (3) Business Days after receiving the Closing Notice, Subscriber shall deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued. No later than three (3) Business Days prior to the Closing Date, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form and registered in the Company’s register of members, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) as promptly as practicable after the Closing (but no later than two (2) Business Days after Closing), evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. Notwithstanding the foregoing two sentences, for any Subscriber that informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: such Subscriber shall deliver at 8:00 a.m., New York City time (or as soon as practicable following receipt of evidence from the Company’s registered office provider or transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date) on the Closing Date the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice against (and concurrently with) delivery by the Company to Subscriber of (A) the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or under applicable state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, and (B) evidence from the Company’s registered office provider or its transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. In the event that the consummation of the Transaction does not occur within five (5) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and the Subscriber, the Company shall promptly (but in no event later than seven (7) Business Days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries representing the Subscribed Shares shall be deemed cancelled. Notwithstanding such return or cancellation, (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2(b) to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 7, Subscriber shall remain obligated (A) to redeliver funds to the Company following the Company’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the Cayman Islands, the United States, Hong Kong, Singapore or Taiwan are authorized or required by law to be closed for business.

c.            The Closing shall be subject to the satisfaction or valid waiver by the Company and the SPAC, on the one hand, or the Subscriber, on the other, of the conditions that, on the Closing Date:

i.	no suspension of the listing or qualification of the Subscribed Shares for offering or sale or trading in any jurisdiction, or initiation or, to the Company’s knowledge, threatening in writing of any proceedings for any such purpose, shall have occurred, and the Shares shall have been approved for listing, subject to official notice of issuance, on the Nasdaq Stock Market LLC (“Nasdaq”) or another national securities exchange;

ii.	all conditions precedent to the closing of the Transaction shall have been satisfied (as determined by the parties to the Merger Agreement and other than those conditions under the Merger Agreement which, by their nature, are to be fulfilled at the Closing (but subject to the satisfaction of such conditions as of the closing of the Transaction)) or waived, provided that any waiver does not materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement, and the closing of the Transaction shall be scheduled to occur substantially concurrent with or immediately following the Closing; and

iii.	no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and no such governmental authority shall have instituted or, to the Company’s knowledge, threatened in writing a proceeding seeking to impose any such restraint or prohibition.

d.            The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver by the Company and the SPAC of the additional conditions that, on the Closing Date:

i.	all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date, unless such representations and warranties specifically speak of an earlier date, in which case, they shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) as of such date; and

ii.	Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

e.            The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Closing Date:

i.	all representations and warranties of the Company and the SPAC contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below) or SPAC Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date, unless such representations and warranties specifically speak of an earlier date, in which case, they shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect or SPAC Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date;

ii.	the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

iii.	the Merger Agreement (as the same exists on the date of this Subscription Agreement) shall not have been amended, and there shall have been no waiver or modification to the Merger Agreement, in each case in a manner that materially and adversely affects the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement, except to the extent consented to in writing by Subscriber;

iv.	there shall have been no amendment, waiver or modification to any Other Subscription Agreements that materially benefits any Other Subscribers unless Subscriber has been offered substantially similar benefits in writing; and

v.	the Company’s listing application with Nasdaq in connection with the closing of the Transaction shall have been conditionally approved and, immediately following the closing of the Transaction pursuant to the Merger Agreement, the Company shall satisfy any applicable initial and continued listing requirements of Nasdaq and the Company shall not have received any notice of noncompliance therewith, and the Shares shall have been approved for listing on Nasdaq, subject to official notice of issuance.

f.            Prior to or at the Closing, Subscriber shall deliver to the Company all such other information as is reasonably requested in order for the Company to issue the Subscribed Shares to Subscriber, including a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

3.            Company Representations and Warranties. The Company represents and warrants to Subscriber and the SPAC that:

a.            The Company (i) is duly organized, validly existing and in good standing under the laws of the Cayman Islands, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and as shall be conducted following the Transaction and to enter into and, in the case of the Company, perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken individually or together as a whole (on a consolidated basis), that would be reasonably expected to have a material adverse effect on the Company’s business, properties, financial condition, shareholders’ equity or results of operations or materially affects the validity of the Subscribed Shares or the legal authority or ability of the Company to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares; provided, however, that, with respect to Section 3.a.(iii), no changes resulting from, relating to or arising out of the following shall be deemed to be or constitute a Company Material Adverse Effect: (A) general economic, financial, trade or political conditions in the United States, Hong Kong or Taiwan or any other jurisdiction in which the Company has substantial business or operations, and any changes therein after the date of the Merger Agreement (including any changes arising out of acts of terrorism, war, government, epidemic, weather conditions or other force majeure events) to the extent that such conditions do not have a disproportionate effect on the Company and its subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its subsidiaries conduct their businesses; or (B) changes in applicable laws, generally accepted accounting principles in the United States or International Financial Reporting Standards after the date of the Merger Agreement.

b.            As of the Closing Date, the Subscribed Shares will have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement and the memorandum and articles of association of the Company (as amended from time to time) and following the updates to the register of members of the Company in respect of such Subscribed Shares in accordance with the Companies Act (As Revised) of the Cayman Islands, the Subscribed Shares will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Agreement, the Merger Agreement or any applicable laws) and will not have been issued in violation of, or subject to any preemptive or similar rights created under, the Company’s memorandum and articles of association (as amended from time to time) or under the Companies Act (As Revised) of the Cayman Islands.

c.            This Subscription Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by the SPAC and Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

d.            Assuming the accuracy of the representations and warranties of the Subscriber, the execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will be done in accordance with the rules of the Nasdaq marketplace and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

e.            Assuming the accuracy of the SPAC’s representations and warranties set forth in Section 4 and the Subscriber’s representations and warranties set forth in Section 5 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”) is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

f.            Assuming the accuracy of the representations and warranties of Subscriber, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares),other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 6, (iii) other required filings with the Commission relating to the Transaction, (iv) those required by the Nasdaq, including with respect to obtaining stockholder approval, if applicable, (v) those required to consummate the Transaction as provided under the Merger Agreement and (vi) the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect.

g.            Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

h.            Upon consummation of the Transaction and except as set out in the Merger Agreement, the Company will own all of the equity securities of the SPAC.

i.             There are no Other Subscription Agreements, side letter agreements or other agreements or understandings with any Other Subscriber or any other investor or potential investor with respect to the purchase of equity securities of the Company which include terms and conditions (economic or otherwise) that are more advantageous to any such Other Subscriber, investor or potential investor as compared to the Subscriber. The Other Subscription Agreements have not been amended or modified following the date of this Subscription Agreement that would result in a violation of the previous sentence. Neither the Company nor the SPAC shall release any Other Subscriber under any Other Subscription Agreement from any of its obligations thereunder or any other agreements with any Other Subscriber under any Other Subscription Agreement unless it offers a similar release to the Subscriber with respect to any similar obligations it has hereunder.

j.             The Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition, or provision of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

k.            The Company is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Subscribed Shares other than to the Citigroup Global Markets Inc. and UBS Securities LLC (collectively, the “Placement Agents”). The provisions in this Subscription Agreement relating to the Placement Agents shall not apply to any sale of the Subscribed Shares if the Subscriber was not introduced by the Placement Agents.

l.             As of the date of this Subscription Agreement, the authorized share capital of the Company is US$107,737,264.1464 divided into 85,714,286 Company Series C preferred shares of the Company, par value US$1.00 each; 229,781,464 ordinary shares of the Company, par value US$0.0001 each; and 22,000,000 redeemable preferred shares of the Company, par value US$1.00 each. The issued and outstanding equity securities of the Company (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance in all material respects with applicable law and all requirements set forth in (1) the organizational documents of the Company and (2) any other applicable contracts governing the issuance of such equity securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable law, the organizational documents of the Company or any contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any liens imposed by the Company (other than restrictions arising under applicable law, the Company’s organizational documents and the Transaction documents).

m.           The Company is in compliance with all applicable laws, except where such non-compliance would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The Company has not received any written communication, from a governmental authority that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably expected to have a Company Material Adverse Effect.

n.            The Company is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any applicable sanctions program by OFAC, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other relevant sanctions authority (collectively, “Sanctions”), (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank.

o.            Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

p.            Either: (A) Subscriber is not and is not controlled by a “foreign person,” as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”), or (B) the Company does not intend for Subscriber to obtain any of the following with respect to the Company as a result of Subscriber’s participation in this Subscription Agreement: (i) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of the Company; (ii) membership or observer rights on the board of directors or equivalent governing body of the Company or the right to nominate an individual to a position on the board of directors or equivalent governing body of the Company; (iii) any involvement, other than through the voting of shares, in the substantive decisionmaking of the Company regarding (x) the use, development, acquisition, or release of any “critical technology” (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA); or (iv) “control” of the Company (as defined in the DPA) ((i)-(iv) being the “DPA Triggering Rights”).

4.            SPAC Representations and Warranties. The SPAC represents and warrants to the Company and Subscriber that:

a.            The SPAC (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement

b.            This Subscription Agreement has been duly authorized, executed and delivered by the SPAC, and assuming the due authorization, execution and delivery of the same by the Company and Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the SPAC, enforceable against the SPAC in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

c.            Assuming the accuracy of the representations and warranties of the Company and Subscriber, the execution and delivery of this Subscription Agreement, the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will be done in accordance with the Nasdaq marketplace rules and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the SPAC pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the SPAC is a party or by which the SPAC is bound or to which any of the property or assets of the SPAC is subject; (ii) the organizational documents of the SPAC; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the SPAC or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the SPAC and its subsidiaries, taken together as a whole (on a consolidated basis) that, would be reasonably expected to have a material adverse effect on the ability of the SPAC to consummate the transactions contemplated hereby, including the Transaction.

d.            Assuming the accuracy of the representations and warranties of the Company and Subscriber, the SPAC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 6, (iii) other required filings with the Commission relating to the Transaction, (iv) those required by the Nasdaq, including with respect to obtaining stockholder approval, if applicable, (v) those required to consummate the Transaction as provided under the Merger Agreement and (vi) the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect or SPAC Material Adverse Effect.

e.            Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the SPAC, threatened in writing against the SPAC or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the SPAC.

f.            As of the date hereof, the authorized share capital of the SPAC consists of 500,000,000 shares of class A ordinary shares, par value $0.0001 per share (“Class A Shares”) and 50,000,000 shares of class B ordinary shares, par value $0.0001 per share (“Class B Shares”, and together with the Class A Shares, “Common Stock”), and 5,000,000 preferred shares, par value $0.0001 per share (“Preferred Shares”, and together with the Common Stock, the “SPAC Shares”). As of the date hereof: (i) 34,500,000 Class A Shares, 8,625,000 Class B Shares and no Preferred Shares were issued and outstanding; (ii) 26,650,000 warrants, each exercisable to purchase one Class A Share at $11.50 per share (“Warrants”), were issued and outstanding, including 9,400,000 private placement warrants; and (iii) no SPAC Shares are subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing. All (A) issued and outstanding Common Stock has been duly authorized and validly issued, is fully paid and non-assessable and (B) outstanding Warrants have been duly authorized and validly issued. As of the date hereof, except as set forth above , there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the SPAC any Common Stock or other equity interests in the SPAC (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date hereof, the SPAC has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the SPAC is a party or by which it is bound relating to the voting of any Equity Interests, other than the letter agreements entered into by the SPAC in connection with the SPAC’s initial public offering on January 8, 2021 pursuant to which the SPAC’s sponsor and the SPAC’s executive officers and directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, as amended on the date hereof pursuant to the terms of the Merger Agreement. The Class A Shares are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and listed for trading on Nasdaq. There is no suit, action, proceeding or investigation pending or, to the knowledge of the SPAC, threatened against the SPAC by Nasdaq or the Securities and Exchange Commission (the “Commission”) with respect to any intention by such entity to deregister the Class A Shares or prohibit or terminate the listing of the Class A Shares on the Nasdaq. The SPAC has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act prior to the Closing.

g.            As of their respective dates, all reports, statements, schedules, prospectuses, proxy statements, registration statements and other documents required to be filed by the SPAC with the Commission prior to the date of this Subscription Agreement (the “SPAC SEC Reports”) complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SPAC SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The SPAC has timely filed each SPAC SEC Report since its initial registration of the SPAC Shares with the Commission. The financial statements of the SPAC included in the SPAC SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the SPAC as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. To the knowledge of the SPAC, there are no material outstanding or unresolved comments in comment letters from the staff of the Commission with respect to any of the SPAC SEC Reports.

h.            Upon consummation of the Transaction and except as set out in the Merger Agreement, the Company will own all of the equity securities of the SPAC.

i.             The SPAC or any affiliated party has not entered into any subscription agreement, side letter or other agreement with any Other Subscribers or any other investor in connection with their direct or indirect investment in the Company other than (i) the Merger Agreement and (ii) the Other Subscription Agreements; provided that no Other Subscription Agreement includes terms and conditions that are more advantageous to any such Other Subscriber than to the Subscriber hereunder. The Other Subscription Agreements have not been amended or waived following the date of this Subscription Agreement that would result in a violation of the previous sentence and reflect the same Purchase Price and economic terms that are no more favorable to any such Other Subscriber thereunder than the economic terms of this Subscription Agreement.

5.            Subscriber Representations and Warranties. Subscriber represents and warrants to the Company and the SPAC that:

a.            Subscriber (i), if an entity, is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

b.            This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company and the SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

c.            Assuming the accuracy of the representations and warranties of the Company and the SPAC in this Subscription Agreement, the execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any material indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber (if any); or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have, individually or in the aggregate, a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

d.            Subscriber (i) (A) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) that is an “Institutional Account” as defined in FINRA Rule 4512(c), satisfying the applicable requirements set forth on Annex A, or (B) understands that the sale of the Subscribed Shares is made pursuant to and in reliance upon Regulation S promulgated under the Securities Act (“Regulation S”), and acknowledges and agrees that he, she or it is not a U.S. Person (as defined in Regulation S) or a United States person (as defined in Section 7701(a)(3) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)), is acquiring the Subscribed Shares in an offshore transaction in reliance on Regulation S, and has received all the information that it considers necessary and appropriate to decide whether to acquire the Subscribed Shares hereunder, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares, unless such newly formed entity is an entity in which all of the equity owners are “accredited investors” (within the meaning of Rule 501(a) under the Securities Act).

e.            Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Subscriber understands that the Subscribed Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including, without limitation, a private resale pursuant to the so-called “Section 4(a)(1½)” or to a non-U.S. person pursuant to an offer or sale that occurred outside the United States within the meaning of Regulation S under the Securities Act), or (iii) an ordinary course pledge such as a broker lien over account property generally and, in each of cases (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be guaranteed to be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares. Subscriber acknowledges and agrees that, at the time of issuance, the certificate or book entry position representing the Subscribed Shares will bear or reflect, as applicable, a legend substantially similar to the following:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES THAT THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) TO THE COMPANY, OR (IV) PURSUANT TO AN ORDINARY COURSE PLEDGE SUCH AS A BROKER LIEN OF ACCOUNT PROPERTY GENERALLY, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.”

f.            Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, the SPAC, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives or any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company and the SPAC set forth in this Subscription Agreement. Subscriber acknowledges that certain information provided to it was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

g.            In making its decision to purchase the Subscribed Shares, Subscriber has (i) conducted its own investigation of the Company, the SPAC and the Subscribed Shares, (ii) had access to, and an adequate opportunity to review, financial and other information as it deems necessary to make its decision to purchase the Subscribed Shares, (iii) been offered the opportunity to ask questions of the Company and the SPAC and received answers thereto, including on the financial information, as it deemed necessary in connection with its decision to purchase the Subscribed Shares; and (iv) made its own assessment and satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Subscribed Shares.

h.            [Reserved]

i.             Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company, or their respective representatives or affiliates, or by means of contact from the Placement Agents and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company, or their respective representatives or affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

j.             Subscriber acknowledges that it is able to fend for itself and is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has been offered the opportunity to ask questions of the Company and received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares, and has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Subscribed Shares. Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

k.             Subscriber understands and acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

l.             Subscriber is not (i) a person or entity named on any OFAC List, or a person or entity prohibited by any Sanctions, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that, if it is a U.S. financial institution subject to the BSA/PATRIOT Act, Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent Subscriber is a U.S. person subject to the requirements of OFAC and required by applicable law, it maintains policies and procedures reasonably designed for the screening of its investors against Sanctions, including the OFAC List. Subscriber further represents and warrants that the funds held by Subscriber are not derived from illegal activities and, to the extent Subscriber is a U.S. person subject to the requirements of OFAC and required by applicable law, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.

m.           Subscriber does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Company. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle or an owner of a separate account whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

n.            If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company nor, to Subscriber’s knowledge, any of the Company’s affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

o.            Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2(b).

p.            Notwithstanding Section 9(m), the Placement Agents may rely upon the representations and warranties made by Subscriber to the Company and the SPAC in this Subscription Agreement.

q.            If Subscriber is a U.S. Person (as defined under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”)) or has its principal office in the United States, to the extent applicable, in connection with the Transaction, the Subscriber shall comply promptly but in no event later than ten (10) Business Days after the date hereof with all applicable notification and reporting requirements pursuant to the HSR Act). If Subscriber is a U.S. Person (as defined under the HSR Act) or has its principal office in the United States, to the extent applicable, Subscriber shall use its reasonable best efforts to furnish to the Company or the SPAC, as applicable, as promptly as reasonably practicable all information required for any notification or filing to be made pursuant to the HSR Act or any other applicable law or regulatory body in connection with the Transaction. If Subscriber is a U.S. Person (as defined under the HSR Act) or has its principal office in the United States, to the extent applicable, Subscriber shall request early termination of all applicable waiting periods under the HSR Act with respect to the Transaction and shall use its reasonable best efforts to (i) cooperate in good faith with the relevant authorities; (ii) substantially comply with any information or document requests; and (iii) obtain the termination or expiration of all waiting periods under the HSR Act, in each case, in connection with the Transaction.

r.            Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by the Subscriber with the Commission with respect to the beneficial ownership of the SPAC’s ordinary shares prior to the date hereof, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) acting for the purpose of acquiring, holding or disposing of equity securities of the SPAC (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

s.            Subscriber represents that either: (A) Subscriber is not and is not controlled by a “foreign person,” as defined in Section 721 of the DPA, or (B) Subscriber does not intend for Subscriber to obtain any DPA Triggering Rights as a result of Subscriber’s participation in this Subscription Agreement.

t.            No broker, finder or other financial consultant is acting on Subscriber’s behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability of the Company or the SPAC for the payment of any fees, costs, expenses or commissions.

6.            Registration of Subscribed Shares.

a.            The Company agrees that, within thirty (30) days after Closing Date (the “Filing Deadline”), it will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (including the prospectus in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and material incorporated by reference in such registration statement, the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than the earlier of (i) ninety (90) calendar days (or one hundred twenty (120) calendar days if the Commission notifies the Company that it will “review” the Registration Statement) following the filing thereof and (ii) the tenth (10th) Business Day after the date the Company is notified in writing by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the ”Effectiveness Deadline”). Unless otherwise agreed to in writing by the Subscriber, the Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or another regulatory agency; provided, that if the Commission or another regulatory agency requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Subscribed Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted to be registered by the Commission. In such event, the number of Subscribed Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. The undersigned agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 under the Exchange Act, of Subscribed Shares to the Company upon request to assist the Company in making the determination described above. The Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary for a selling shareholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the use of the Registration Statement in connection with a Suspension Event (as defined below) as permitted hereunder, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Unless otherwise consented to by the Company, Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. For purposes of this Section 6, “Subscribed Shares” shall include the Subscribed Shares acquired pursuant to this Subscription Agreement and any other equity security of the Company issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise, but not, for the avoidance of doubt, any other equity security of the Company owned or acquired by Subscriber. For purposes of clarification, any failure by the Company to file the Registration Statement by the Filing Deadline shall not otherwise relieve the Company of its obligations to file or effect the Registration Statement set forth in this Section 6.

b.            The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber until the earliest of (i) the fourth anniversary of the Closing, (ii) the date on which the Subscriber ceases to hold any Shares issued pursuant to this Subscription Agreement, or (iii) on the date on which the Subscriber is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act within ninety (90) days without limitation as to the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c) (or Rule 144(i)(2), if applicable). The Subscriber agrees to disclose its ownership and any other information reasonably requested to the Company upon request to assist it in making the determination described above. At its expense, the Company shall:

i.	advise Subscriber within five (5) Business Days (A) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (B) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (C) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading; and (D) when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective.

Notwithstanding anything to the contrary set forth herein, the Company shall not, in its notification advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above may be deemed to constitute material, nonpublic information regarding the Company;

ii.	use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

iii.	upon the occurrence of any event contemplated above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

iv.	use its commercially reasonable efforts to allow Subscriber to review disclosure regarding Subscriber in the Registration Statement; and

v.	use its commercially reasonable efforts (A) to take all other steps necessary to effect the registration of the Subscribed Shares contemplated hereby and (B) with a view to making available to Subscriber the benefits of Rule 144 or any similar rule or regulation of the Commission that may permit Subscriber to sell the Subscribed Shares to the public without registration, for so long as the Subscriber holds the Subscribed Shares to (I) make and keep public information available, as those terms are understood and defined in Rule 144, (II) file all reports and other materials required to be filed by the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144, (III) furnish to Subscriber, promptly upon reasonable written request, (x) a written statement by Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act and (y) such other information as may reasonably be requested to enable Subscriber to sell the Subscribed Shares under Rule 144 without registration, and (IV) cause its legal counsel to deliver a customary opinion within three (3) Business Days of the delivery of all reasonably necessary representations and other documentation from the Subscriber as reasonably requested by the Company’s transfer agent.

c.            Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement and from time to time require Subscriber not to sell under the Registration Statement or suspend the use of any such Registration Statement if it reasonably determines, upon advice of legal counsel, that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, that, (i) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days, or for more than a total of one hundred twenty (120) days, or on more than two (2) occasions, in each case in any three hundred sixty (360)-day period and (ii) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter. Upon receipt of any written notice from the Company of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, Subscriber will deliver to the Company or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that the obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (A) to the extent Subscriber is required to retain a copy of such prospectus (x) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

d.           Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, shall execute any short sales or engage in other similar or equivalent hedging transactions of any kind (including, without limitation, any purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar instrument, including without limitation equity repurchase agreements and securities lending arrangements, however, described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by the Subscriber or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, physically or synthetically, of any Subscribed Shares, any securities of the SPAC or any instrument exchangeable for or convertible into any securities of the Company prior to the closing of the Transaction, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of the SPAC or the Company, in cash or otherwise, or to publicly disclose the intention to undertake any of the foregoing. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle or an owner of a separate account whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the restriction set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

e.            The parties agree that:

i.	The Company shall, notwithstanding the termination of this Subscription Agreement, indemnify and hold harmless, to the extent permitted by law, Subscriber (to the extent a seller under the Registration Statement), the officers, directors, agents and employees of each Subscriber, each person who controls such Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and each affiliate of the Subscriber from and against any and all losses, claims, damages, liabilities, costs and expenses (including, without limitation, any reasonable attorneys’ fees and disbursements) (collectively, “Losses”), as incurred, that arise out of or are based upon (A) any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, any prospectus included in any Registration Statement, or any preliminary prospectus or any amendment thereof or supplement thereto or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except insofar as the same are solely caused by or contained in any information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information, or (B) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 6.

ii.	Subscriber agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless, to the extent permitted by law, the Company, its directors, officers, employees and agents and each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) against any and all Losses, as incurred, that solely arise out of or are based upon any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or arising out of or relating to any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 6(e) shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, in no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation. Subscriber shall notify the Company promptly upon receipt of written notice of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 6(e) of which Subscriber is aware.

iii.	Any person entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (B) unless, in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim (in addition to local counsel in each jurisdiction where required), unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

iv.	The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Subscription Agreement.

v.	If the indemnification provided under this Section 6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by Subscriber from the sale of the Subscribed Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6(e) from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such contribution obligation.

f.            Subscriber may request that the Company remove any restrictive legend from the book-entry position evidencing the Subscribed Shares. Within three (3) Business Days of such request, subject to the Company and its transfer agent’s receipt from Subscriber of customary representations and other documentation reasonably acceptable to them in connection therewith, and, if required by the transfer agent, an opinion of Company’s counsel reasonably acceptable to the transfer agent to the effect that the removal of restrictive legends in such circumstances may be effected under the Securities Act. Subscriber’s request may be delivered at such time as the Subscribed Shares (i) are subject to and are sold or transferred pursuant to an effective registration statement or (ii) have been or are about to be sold pursuant to Rule 144. If restrictive legends are no longer required for the Subscribed Shares under the Securities Act, Subscriber may request that the restrictive legends be removed from the Subscribed Shares. Upon such a request, which must be accompanied by customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, the Company shall within three (3) Business Days deliver to the transfer agent irrevocable instructions that the transfer agent create a new, un-legended entry for the Subscribed Shares, at the Company’s sole expense.

g.           All expenses incurred in connection with registration of the Subscribed Shares pursuant to this Section 6 shall be borne by the Company.

7.            Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Company, the SPAC, and the Subscriber to terminate this Subscription Agreement, (c) if, on the Closing Date of the Transaction, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated and (d) March 31, 2022, unless extended for up to an additional three (3) months by the delivery of written notice from the Company or the SPAC that the parties are working in good faith to expeditiously close the Transaction and the Merger Agreement has also been extended for up to an additional three (3) months; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover reasonable and documented out-of-pocket losses, liabilities or damages arising from such willful breach. The Company shall notify Subscriber in writing of the termination of the Merger Agreement as promptly as practicable after the termination thereof.

8.            Trust Account Waiver. Reference is made to the SPAC’s final prospectus, dated as of January 5, 2021 and filed with the Commission (File No. 333-251466) on January 6, 2020 (the “Prospectus”). Subscriber acknowledges that the SPAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the SPAC and one or more businesses or assets. Subscriber further acknowledges that, as described in the Prospectus, substantially all of the SPAC’s assets consist of the cash proceeds of the SPAC’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of the SPAC, its public shareholders and the underwriters of the SPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to the SPAC to pay its tax obligations and to fund certain of its working capital requirements, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the SPAC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 8 shall be deemed to limit Subscriber’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of any Common Stock currently outstanding on the date hereof, pursuant to a validly exercised redemption right with respect to any such Common Stock, except to the extent that Subscriber has otherwise agreed with the SPAC to not exercise such redemption right.

9.             Miscellaneous.

a.           All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent, if sent by electronic mail or facsimile (if provided), during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, and in each such case upon confirmation of receipt by the intended recipient or when sent with no undeliverable email or other undeliverable or rejection notice, (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(a). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 9(a).

b.           Subscriber acknowledges that each of the Company and the SPAC will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Each of the Company and the SPAC acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, each of the Company and the SPAC agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company or the SPAC, as the case may be, set forth herein are no longer accurate in all material respects.

c.           Each of the Company and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

d.           Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

e.           Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any, and Subscriber’s rights under Section 6 hereof with respect to such Subscribed Shares) may be transferred or assigned except as provided in the two succeeding sentences. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transaction and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates or equity holders (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Subscriber or an affiliate thereof) or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief.

f.            All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

g.           The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be so reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Company agrees to keep confidential any such information provided by Subscriber, except (i) as necessary to include in any registration statement the Company is required to file hereunder, (ii) as required by federal securities law or pursuant to other routine proceedings of regulatory authorities, or (iii) to the extent such disclosure is required by law, at the request of the staff of the Commission or regulatory agency or under the regulations of any national securities exchange on which the Company’s securities are listed for trading. The Subscriber acknowledges and agrees that if it does not provide the Company with such requested information, the Company may not be able to register the Company’s Shares for resale pursuant to Section 5 hereof.

h.           This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 7 above) except by an instrument in writing, signed by each of the parties hereto.

i.            This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 5(h), Section 5(q), this Section 9(i), Section 9(m) and Section 9(u) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective permitted successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to such provisions.

j.             Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

k.            If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

l.             This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

m.           This Subscription Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person; provided, however, that the Placement Agents may rely on the representations, warranties, agreements and covenants of the Company contained in this Subscription Agreement and may rely on the representations and warranties of the SPAC and the respective Subscribers contained in this Subscription Agreement as if such representations, warranties, agreements, and covenants, as applicable, were made directly to the Placement Agents.

n.            The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

o.            This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

p.            EACH PARTY HERETO HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

q.            Each of the parties hereto (including any person asserting rights as a third party beneficiary) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court sitting in Wilmington, Delaware), for the purposes of any suits, proceedings, claim, demand, action or cause of action arising out of or relating to this Subscription Agreement, and irrevocably and unconditionally waives any objection to the laying of venue of any such suits, proceedings, claim, demand, action or cause of action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suits, proceedings, claim, demand, action or cause of action has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any suit, proceeding, claim, demand, action or cause of action against such party (i) arising under this Subscription Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties in respect of this Subscription Agreement, (A) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section 9(q) for any reason, (B) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the suit, proceeding, claim, demand, action or cause of action in any such court is brought against such party in an inconvenient forum, (y) the venue of such suit, proceeding, claim, demand, action or cause of action against such party is improper or (z) this Subscription Agreement, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 9(a) shall be effective service of process for any such suit, proceeding, claim, demand, action or cause of action.

r.             This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.

s.            The SPAC shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases and filings by the SPAC with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby (and by the Other Subscription Agreements), the Transaction and any other material, nonpublic information that the Company, the SPAC, or any person acting on behalf of or at the direction of the Company or the SPAC, has provided to Subscriber at any time prior to the filing of the Disclosure Document. For the avoidance of doubt, the Company may not disclose the Subscribed Amount to any Other Subscriber or publicly make reference to Subscriber or any of its affiliates in connection with this Subscription Agreement or the Transaction or in any other promotional materials, media or similar circumstances, except as required by law or regulation or at the request of the Staff of the Commission or other regulatory agency or with the prior written consent of the Subscriber (such consent to not be unreasonably withheld). From and after the issuance of the Disclosure Document, to the Company’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Company, the SPAC, or any person acting on behalf of or at the direction of the Company or the SPAC. Except with the express written consent of Subscriber and unless prior thereto Subscriber shall have executed a written agreement regarding the confidentiality and use of such information, each of the Company and the SPAC shall not, and each of them shall cause any person acting on behalf of or at the direction of the Company or the SPAC not to, provide Subscriber with any material, non-public information regarding the Company, the SPAC or the Transaction from and after the filing of the Disclosure Document; provided, however, that the foregoing will not apply to any contractual information rights that Subscriber may have with the Company under a separate agreement; provided, further, that if the Company would be providing information to Subscriber under separate contracts Subscriber and the Company may have, the Company will not deliver to Subscriber such information unless Subscriber expressly requests in writing that the Company do so (and if Subscriber makes such request in writing, the foregoing restrictions shall not apply to the information the Company provides).

t.             The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

u.            Subscriber hereto agrees for the express benefit of the Placement Agents, and their respective affiliates and representatives that:

i.	No disclosure or offering document has been prepared in connection with the offer and sale of the Subscribed Shares by the Placement Agents.

ii.	(a) Subscriber has conducted its own investigation of the Company and the Subscribed Shares and Subscriber has not relied on any statements or other information provided by the Placement Agents concerning the Company or the Subscribed Shares or the offer and sale of the Subscribed Shares, (b) Subscriber has had access to, and an adequate opportunity to review, financial and other information as Subscriber deems necessary to make its decision to purchase the Subscribed Shares, (c) Subscriber has been offered the opportunity to ask questions of the Company and received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares; and (d) Subscriber has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Subscribed Shares.

iii.	Subscriber acknowledges that certain information provided to us was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

iv.	Subscriber agrees that the Placement Agents shall not be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Subscription. On behalf of Subscriber and its affiliates, Subscriber releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the Subscription. Subscriber agrees not to commence any litigation or bring any claim against the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the Subscription. This undertaking is given freely and after obtaining independent legal advice.

v.	The Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Subscribed Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Company.

vi.	Subscriber acknowledges that in connection with the issue and purchase of the Subscribed Shares, the Placement Agents have not acted as its financial advisors or fiduciaries.

vii.	Subscriber is (i) (A) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or (B) not a U.S. Person (as defined in Regulation S) or a United States person (as defined in Section 7701(a)(3) of the Code), (ii) an “institutional account” (as defined in FINRA Rule 4512(c)), (iii) not an underwriter (as defined in Section 2(a)(11) of the Securities Act) and is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined above) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, (iv) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act, and (v) is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

viii.	Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity and capital markets transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating our participation in the purchase of the Subscribed Shares. Accordingly, Subscriber understands that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

ix.	Subscriber is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Subscribed Shares for its own account or for an account over which Subscriber exercises sole discretion for another qualified institutional buyer or accredited investor.

x.	Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Securities; and have the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

xi.	The Subscribed Shares have not been registered under the Securities Act or any other applicable securities laws, are being offered for resale in transactions not requiring registration under the Securities Act, and unless so registered, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act or any other applicable securities laws, pursuant to any exemption therefrom or in a transaction not subject thereto.

xii.	Subscriber is aware that Citigroup Global Markets Inc. is acting as one of the Company’s placement agents in connection with this Subscription and Citigroup Global Markets Inc. is acting as financial advisor to the SPAC in connection with the Transaction.

[Signature pages follow.]

IN WITNESS WHEREOF, each of the Company, the SPAC and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

GOGORO INC

By:
Name: Hok-Sum Horace Luke
Title: Chief Executive Officer

Address for Notices:

Gogoro Inc.
11F, Building C,
No. 225, Section 2, Chang’an E. Rd.,
SongShan District, Taipei City 105
Taiwan
Attn: Hok-Sum Horace Luke; Bruce Aitken; Titan Lee
E-mail: horace.luke@gogoro.com; bruce.aitken@gogoro.com; titan.lee@gogoro.com with a copy to (which will not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza, Spear Tower, Suite 3300
San Francisco, California 94105
Attn: Mark Baudler
Email: mbaudler@wsgr.com

[Signature Page to PIPE Subscription Agreement]

POEMA GLOBAL HOLDINGS CORP.

By:
Name: Joaquin Rodriguez Torres
Title: Co-Chairman

By:
Name: Homer Sun
Title: CEO

Address for Notices:

Poema Global Holdings Corp.
49/F One Exchange Square
8 Connaught Place
Central, Hong Kong
Attn: Homer Sun
Email: homer@poema-global.com

with a copy to (which will not constitute notice):

Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attn:	Gary Li, Jesse Sheley, Joseph Casey, Ram Narayan
Email:	gary.li@kirkland.com; jesse.sheley@kirkland.com; joseph.casey@kirkland.com; ram.narayan@kirkland.com

[Signature Page to PIPE Subscription Agreement]

SUBSCRIBER:

Print Name:

By:
Name:
Title:

Address for Notices:

Name in which shares are to be registered:

Number of Subscribed Shares subscribed for:

Price Per Subscribed Share:	$10.00

Aggregate Purchase Price:	$______________________

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

[Signature Page to PIPE Subscription Agreement]

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

FOR NON-INDIVIDUALS

This Annex A should be completed by Subscriber
and constitutes a part of the Subscription Agreement. If Subscriber is an individual, it should complete Annex A-1 in lieu of this Annex A.

Please indicate the basis of the undersigned’s (the “Investor”) status as a “qualified institutional buyer” (as defined in Rule 144A promulgated under the Securities Act) or an institutional “accredited investor” (as defined in Regulation D promulgated under the Securities Act) by answering the following questions.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) (a “QIB”) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as a QIB.

☐	We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

☐	We are an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as an institutional “accredited investor.” We are not a natural person.

*** OR ***

C.	NON-US PERSON INVESTOR STATUS:

☐	We are not a U.S. Person (within the meaning of Rule 902(k) under the Securities Act) or a United States person (within the meaning of Section 7701(a)(3) of the Internal Revenue Code of 1986, as amended).

*** AND ***

D.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.***

Qualified Institutional Buyer

The Subscriber is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to the Subscriber. (Please check the applicable subparagraphs below to indicate the basis on which you are a “qualified institutional buyer”):

☐	The Subscriber is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Subscriber and:

☐	is an insurance company as defined in section 2(a)(13) of the Securities Act;

☐	is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;

☐	is a Small Business Investment Company licensed by the US Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”) or any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐	is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

☐	is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

☐	is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;

☐	is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);

☐	is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), corporation (other than a bank as defined in section 3(a)(2) of the Securities Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Securities Act, or a foreign bank or savings and loan association or equivalent institution), partnership, limited liability company or Massachusetts or similar business trust;

☐	is an investment adviser registered under the Investment Advisers Act; or

☐	Any institutional accredited investor, as defined in rule 501(a) under the Securities Act (17 CFR 230.501(a)), of a type not listed in paragraphs (a)(1)(i)(A) through (I) or paragraphs (a)(1)(ii) through (vi) of Rule 501.

☐	The Subscriber is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the Subscriber;

☐	The Subscriber is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

☐	The Subscriber is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies[1] which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Subscriber or are part of such family of investment companies;

☐	The Subscriber is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or

1 “Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided, that, (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor).

☐	The Subscriber is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Subscriber and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a US bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.

OR

Institutional Accredited Investor

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

(a)	The Investor is an entity — i.e., a corporation, partnership, limited liability company or other entity (other than a trust) — and:

i.	The Investor is a corporation, partnership or limited liability company, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, in each case not formed for the specific purpose of acquiring the securities being offered or sold and with total assets in excess of $5,000,000.

ii.	The Investor is one of the following institutional investors as described in Rule 501(a) adopted by the Securities and Exchange Commission under the Securities Act:

A.	A “bank” (as defined in Section 3(a)(2) of the Securities Act) or a “savings and loan association” (as defined in Section 3(a)(5)(A) of the Securities Act), whether acting in its individual or fiduciary capacity.	☐

B.	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.	☐

C.	An “insurance company” (as defined in Section 2(a)(13) of the Securities Act).	☐

D.	An investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act).	☐

E.	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended.	☐

F.	A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000.	☐

G.	An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and (a) the investment decision to purchase the securities being offered or sold was made by a “plan fiduciary” (as defined in Section 3(21) of ERISA), which is either a bank, savings and loan association, insurance company or registered investment adviser, which has total assets in excess of $5,000,000 or (b) which is a self-directed plan, with investment decisions made solely by persons that are accredited investors. NOTE: To the extent that reliance is placed on clause (b), each person must complete a copy of this Accredited Investor Questionnaire, signing next to each response, and submit such copy to the Company.	☐

H.	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.	☐

I.	The Investor is an entity that (1) owns “investments” (as defined in Rule 2a51-1(b) under the Investment Company Act) in excess of $5,000,000, and (2) was not formed for the specific purpose of acquiring the securities offered.	☐

J.	The Investor is a “family office” (as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (“Advisers Act”)) that (1) has in excess of $5,000,000 in assets under management, (2) was not formed for the specific purpose of acquiring the securities offered, and (3) is directed by a person with such knowledge and experience in financial and business matters that the family office is capable of evaluating the merits and risks of the prospective investment (“family clients” (as defined in rule 202(a)(11)(G)-1 under the Advisers Act) that meet these requirements will also qualify as accredited investors, provided that the family clients’ investments are directed by such family office).	☐

K.	The Investor is a SEC- or state-registered investment adviser, an investment advisers exempt from SEC registration under Section 203(m) or Section 203(l) of the Advisers Act, a rural business investment company.	☐

(b)           The Investor is a trust with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment.

☐

ANNEX A-1

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBERS

FOR INDIVIDUALS

This Annex A-1 should be completed by Subscriber and constitutes a part of the Subscription Agreement. Subscribers other than natural persons (e.g., corporations, trusts, limited liability companies, partnerships, etc.) should complete Annex A in lieu of this Annex A-1.

1.	PERSONAL

Name:

Home address:

Home phone:

Email:

2.	BUSINESS

Occupation:

Number of years:

Employer:

Position/title:

Work address:

Work phone:

Work email:

3.	RESIDENCE INFORMATION

(a)	Set forth in the space provided below the states in which you have maintained your primary residence during the past three years and the dates during which you resided in each state:

(b)	Are you registered to vote in, or do you have a driver’s license issued by, or do you maintain a residence or pay income taxes in, any other state?

Yes	No

If “Yes,” describe:

4.	INDIVIDUAL INCOME

(a)	Do you reasonably expect your own income from all sources during the current year to exceed $200,000?

Yes	No

If “No,” specify amount:

(b)	What percentage of your expected income for the current year is anticipated to be derived from sources other than salary? Provide the expected percentage breakdown of non-salary income sources.

(c)	Was your yearly income from all sources during each of the last two years in excess of $200,000?

Yes	No

If “No,” specify amount for:

Last year:

Year before last:

5.	JOINT INCOME

(a)	Have you been married, or had a spousal equivalent, at any time within the last three years?

Yes	No

If “No,” you may skip to question 6.

(b)	Do you and your spouse or spousal equivalent, as applicable, reasonably expect the joint income of you and your spouse or spousal equivalent, as applicable, from all sources during the current year to exceed $300,000?

Yes	No	No spouse or equivalent (current year)

If “No,” specify amount:

(c)	What percentage of the expected joint income for the current year is anticipated to be derived from sources other than salary? Provide the expected percentage breakdown of non-salary income sources.

(d)	Was the joint income of you and your spouse (if then married) or spousal equivalent (at such time) from all sources during the last year in excess of $300,000?

Yes	No	No spouse or equivalent (last year)

If “No,” specify amount:

(e)	Was the joint income of you and your spouse (if then married) or spousal equivalent (at such time) from all sources during the year before last year in excess of $300,000?

Yes	No	No spouse or equivalent (year before last)

If “No,” specify amount:

6.	NET WORTH

Will your net worth (i.e., the excess of assets over liabilities) as of the date you purchase the securities offered, together with the net worth of your spouse or spousal equivalent, if applicable, be in excess of $1,000,000?

•	When determining your net worth, the value of your primary residence (i.e., the home where you live most of the time) should not be included as an asset. Indebtedness secured by your primary residence, up to its estimated fair market value at the time of the sale of the securities, should not be included as a liability (except that if the amount of the indebtedness outstanding at the time of the sale of the securities exceeds the amount outstanding 60 days before that time, other than as a result of the acquisition of the primary residence, the amount of the excess should be included as a liability). Indebtedness secured by your primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of the securities should be considered a liability and deducted from net worth.

•	The value of vested employee stock options may be included in net worth.

Yes	No

If “No,” specify amount:

7.	PROFESSIONAL CERTIFICATIONS

Please check the appropriate boxes to indicate if you hold, in good standing, one or more of the following professional certifications, designations or credentials:

General Securities Representative license (Series 7)

Private Securities Offerings Representative license (Series 82)

Investment Adviser Representative license (Series 65)

Other license that would qualify you for accredited investor status under Rule 501(a)(10)
Describe:

None of the above

8.	INVESTMENT INTENT

Will you be purchasing the securities for your own account and for investment purposes only?

Yes	No

If “No,” please state for whom you are investing and/or the reasons for investing:

9.	POTENTIAL INVESTMENT

(a)	Approximate amount of your proposed investment, if known:

(b)	Will your investment in these securities exceed 10% of your net worth or joint net worth with your spouse (if married)?

Yes	No

IF YOU ANSWERED “YES” TO BOTH QUESTIONS 4(a) and (c), OR “YES” TO EACH OF QUESTIONS 5(b), (d) and (e), OR “YES” TO QUESTION 6 OR QUESTION 7, YOU MAY GO TO THE SIGNATURE PAGE TO SIGN AND DATE THE QUESTIONNAIRE. IF NOT, PLEASE COMPLETE THE REMAINDER OF THIS PART 1.

____________

10.	EDUCATION

Please describe your educational background and degrees obtained, if any:

11.	AFFILIATION

Do you have any pre-existing personal or business relationships with the Company or any of its officers, directors or controlling persons or any other potential purchasers?

Yes	No

If “Yes,” please describe the nature and duration of those relationships:

12.	BUSINESS AND FINANCIAL EXPERIENCE

Do you have the capacity to evaluate the merits and risks of the proposed investment and the capacity to protect your interests?

Yes	No

If “Yes,” please describe in reasonable detail the nature and extent of your business, financial and investment knowledge and experience that you believe gives you the capacity to evaluate the merits and risks of the proposed investment and the capacity to protect your interests.

13.	RISK

(a)	Do you understand that the purchase of the securities involves a high degree of risk, and that the Company’s future prospects are uncertain?

Yes	No

(b)	Are you able to hold the securities indefinitely, if required, and are you able to bear the loss of your entire investment in the securities?

Yes	No

14.	PROFESSIONAL ADVISORS

In evaluating this investment, will you use the services of an accountant, an attorney or other advisors?

Yes	No

If “Yes,” please identify, providing address and telephone information.

Exhibit 99.1

PRESS RELEASE

Gogoro and POEMA GLOBAL announce Additional PIPE Investment from Hero MotoCorp and Engine No. 1

With Hero Motocorp, Engine No. 1 and another investor, the oversubscribed Gogoro Poema Global PIPE increases to $285 million.

The existing PIPE includes Hon Hai (Foxconn) Technology Group, GoTo Group, Generation Investment Management, Temasek, Gogoro’s founding investor, Dr. Samuel Yin of Ruentex Group and other vehicle makers and institutional investors.

Taipei, Taiwan, January 18, 2022 – Gogoro® Inc. (“Gogoro” or the “Company”), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, and Poema Global Holdings Corp. (Nasdaq: PPGH; “Poema Global”), a publicly traded special purpose acquisition company, today announced its strategic partner, Hero MotoCorp, Engine No. 1 and another investor will be making a PIPE investment, raising the oversubscribed PIPE from $257 million to $285 million.

“We are proud to be adding PIPE investors Hero MotoCorp, a global leader in two-wheel vehicles and Engine No. 1, a strategic investment group focused on creating long-term value by harnessing the power of capitalism to drive greater ESG thinking,” said Horace Luke, founder, chairman, and chief executive officer of Gogoro. “Gogoro is transforming urban mobility in the world’s most densely populated cities by changing how people use and share portable energy and we are well positioned to transform the urban mobility landscape and capitalize on the electric transition of more than a half billion two-wheel vehicles in Asia.”

The existing PIPE is funded by a variety of investors including strategic partners Hon Hai (Foxconn) Technology Group and GoTo Group, the largest technology group in Indonesia, Gogoro vehicle partners, and new and existing financial investors including Generation Investment Management, Temasek as well as Gogoro’s founding investor, Dr. Samuel Yin of Ruentex Group.

“Our investment in Gogoro’s PIPE is in keeping with our vision – ‘Be the Future of Mobility’. We are already partnering with Gogoro to bring modern electric vehicles and its battery swapping network to India and other global markets,” said Dr. Pawan Munjal, Chairman & Chief Executive Officer, Hero MotoCorp. “At Hero MotoCorp, we remain fully committed to sustainability and playing a key role in bringing clean mobility across the world.”

“Gogoro’s innovative products provide solutions that are critical to helping countries decarbonize their transportation sectors. Our investment will further Gogoro’s mission to revolutionize the way that we use and share energy,” said Edward Sun, Portfolio Manager at Engine No. 1. “We look forward to working closely alongside the Gogoro team as they continue to expand globally.”

“Gogoro is excited to add Hero MotoCorp and Engine No. 1 to its PIPE. This additional funding, in addition to our recent F-4 filing, keeps us on track for closing in Q1. Additionally, beating our 2021 revenue target means we are executing to our plans and expectations,” said Bruce Aitken, chief financial officer, Gogoro Inc. “We have three investor groups in our PIPE. Existing investors who wanted to continue to support our vision, new strategic investors who can help us scale and new institutional investors. Adding Hero MotoCorp and Engine No. 1 continues to validate our strategy and plans. Hero MotoCorp is a key OEM and expansion partner and Engine No. 1 will provide strategic guidance on how environmental impact can drive economic value.”

Gogoro’s battery swapping ecosystem is an established leading solution for electric refueling of lightweight urban vehicles. In less than five years, the Company has accumulated over $1 billion in revenue and 450,000+ battery swap subscribers.

The combined company will focus on accelerating the global expansion of Gogoro’s unique and proven subscription-based battery swapping service along with its electric vehicle and component sales business. Upon the transaction closing, the combined company will be named Gogoro Inc. and will be listed on the Nasdaq under the ticker symbol “GGR” and “GGRW.”

About Hero Motocorp

The New Delhi (India) headquartered Hero MotoCorp Ltd. is the world’s largest manufacturer of motorcycles and scooters, in terms of unit volumes sold by a single company in a year — the coveted position it has held for the past 20 consecutive years. The Company has sold over 100 million motorcycles and scooters in cumulative sales since inception. Hero MotoCorp currently sells its products in more than 40 countries across Asia, Africa, Middle East, and South and Central America. Hero MotoCorp has eight state-of-the-art manufacturing facilities, including six in India, and one each in Colombia and Bangladesh. Hero MotoCorp has two world-class, state-of-the-art R&D facilities — the Centre of Innovation and Technology (CIT) in the northern Indian state of Rajasthan, and Hero Tech Centre Germany GmBH. Hero MotoCorp is one of the largest corporate promoters of multiple disciplines of sports, including, Golf, Football, Field Hockey, Cricket and Motorsports. Fifteen-time major winner Tiger Woods is Hero’s Global Corporate Partner. For more information, please visit: www.heromotocorp.com  | FB: HeroMotoCorpIndia | Twitter: HeroMotoCorp | IG: HeroMotoCorp

ABOUT ENGINE NO. 1

Engine No. 1 is an investment firm purpose-built to create long-term value by driving positive impact through active ownership. The firm also will invest in public and private companies through multiple strategies. For more information, please visit: www.Engine1.com.

ABOUT POEMA GLOBAL HOLDINGS CORP.

Poema Global Holdings Corp. is a special purpose acquisition company affiliated with Princeville Capital formed for the purpose of entering into a combination with one or more businesses. Poema Global's sponsor team brings together over 100 years of combined experience to equip and enable a differentiated global technology leader to successfully list and to create long-term value for shareholders in public markets. Led by Co-Chairmen Emmanuel DeSousa and Joaquin Rodriguez Torres, Chief Executive Officer Homer Sun and President Marc Chan, Poema Global seeks to complete business combinations with companies that have validated technologies and attractive unit economics, with a particular focus on Asia and Europe. For more information, visit https://www.poema-global.com/.

ABOUT GOGORO

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro’s battery swapping and vehicle platforms offer a smart, proven and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including financial projections, projections of market opportunity and market share , the ability of Gogoro’s business model to be successful in the future, future products, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to expand globally, any benefits of Gogoro’s partnerships, and expectations related to the terms and the timing of the proposed transaction between Gogoro and Poema Global, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, initially filed by Gogoro with the SEC on November 18, 2021, as amended, and other documents filed, or to be filed, by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, that Gogoro is in the process of completing its audited financial statements for 2021, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form F-4, as amended, and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction and Where to Find It

In connection with the proposed transaction, Gogoro has filed a registration statement on Form F-4 with the SEC, which includes a preliminary prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a preliminary proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read the preliminary proxy statement/prospectus, as amended, and, when available, the definitive proxy statement/prospectus, as well as other documents filed, or to be filed, with the SEC, because these documents contain, or will contain, important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary proxy statement/prospectus and, when available, the definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction are set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC, as amended, and when available, will be set forth in the definitive proxy statement/prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Gogoro Media Contacts:

Jason Gordon, Gogoro

+1 206-778-7245

jason.gordon@gogoro.com

Tony Ho Loke, Weber Shandwick

+1 917-544-0168

tloke@webershadwick.com

Asia Pacific Media Contact:

Brad Burgess, ICR, LLC.

+1 646-328-0687

gogoroPR@icrinc.com

Gogoro and Poema Global Investor Contact:

Michael Bowen, ICR, LLC.

+1 212-475-0415

gogoroIR@icrinc.com